UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

Peabody’s Coffee, Inc.

(Name of Issuer)

Common Stock

(Title of Securities)

705 852105

(CUSIP Number)

Ronald Eckman

1043 1/4 South Ogden Drive

Los Angeles, CA 90019

323-935-3888

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

August 7, 2003

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 12d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 704 852 105

1.	Names of Reporting Persons IRS Identification Nos. of Above Persons RONALD ECKMAN

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ Not Applicable (b) ☐ Not Applicable

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not Applicable

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,000,000
	8.	Shared Voting Power Not Applicable
	9.	Sole Dispositive Power 2,000,000
	10.	Shared Dispositive Power Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (9) 8.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.    Security and Issuer.

This statement relates to the Common Stock of Peabody’s Coffee, Inc. The principal executive offices of Peabody’s Coffee, Inc. is located at 3845 Atherton Road, Suite 9, Rocklin, California 95765.

Item 2.    Identity and Background.

The identity of the person filing this statement is as follows:

a. Name:	Ronald Eckman

b. Address:	1043 1/4 South Ogden Drive, Los Angeles, CA 90019

c. Present Occupation:	Retired

d.	The person filing this statement has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	The person filing this statement was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f. Citizenship.	United States

Item 3.    Source and Amount of Funds or Other Consideration.

The Common Stock was acquired by Mr. Eckman at various times with the most recent purchase being August 29, 2003. Mr. Eckman has paid $235,000 for the Common Stock. The purchase price was paid with Mr. Eckman’s personal funds.

Item 4.    Purpose of Transaction.

Mr. Eckman has acquired the Common Stock, strictly as an investment. As of August 31, 2003, Mr. Eckman had no plans or proposals that related to or that would result in any of the actions specified in clauses (b) though (j) of Item 4 of Schedule 13D. Subject to and depending upon prevailing market prices, Mr. Eckman may purchase shares of Common Stock from time to time in the open market or in privately negotiated transactions with third parties. In addition, depending upon prevailing conditions, Mr. Eckman may decide to dispose of in the open market or in privately negotiated transactions with third parties, or otherwise, shares of Common Stock owned by him. Mr. Eckman has not formulated a specific plan or proposal to acquire or dispose of Common Stock as of August 31, 2003.

Item 5.    Interest in Securities of the Issuer.

Mr. Eckman owns a total of 2,000,000 shares of Peabody’s Coffee, Inc. Common Stock, representing approximately 8.7% of all issued and outstanding shares. Mr. Eckman has sole voting power and sole power to dispose of the Common Stock. Mr. Eckman continues to purchase Common Stock in Peabody’s Coffee, Inc. his most recent purchase was August 29, 2003. During the past 60 days Mr. Eckman has purchased 1,195,000 shares at an average price of .1138 per share. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Mr. Eckman.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not Applicable.

Item 7.    Material to be Filed as Exhibits.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 18, 2003

/s/ Ronald Eckman
Ronald Eckman